Exhibit 99.1

caravelle international group

NOTICE OF 2024 annual GENERAL MEETING

To be held on JanUARY 3, 2025

Notice is hereby given that the 2024 annual general meeting (the “Meeting”) of Caravelle International Group (the “Company”), a Cayman Islands exempted company with limited liability, will be held remotely via https://web.lumiconnect.com/277786843 on January 3, 2025 at 10:00 am EST, for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

RESOLUTION 1:

Resolution to be Voted Upon:

RESOLVED, AS A SPECIAL RESOLUTION, THAT the name of the Company be changed from “Caravelle International Group” to “High-Trend International Group” with immediate effect.

RESOLUTION 2:

Resolution to be Voted Upon:

RESOLVED, AS A SPECIAL RESOLUTION, THAT, with immediate effect:

(a)	497,500,000 ordinary shares of a par value of US$0.0001 each in the capital of the Company (including all of the issued and outstanding shares) be re-designated and reclassified as 497,500,000 Class A Ordinary Shares; and

(b)	2,500,000 unissued ordinary shares of a par value of US$0.0001 each in the capital of the Company be re-designated and reclassified as 2,500,000 Class B Ordinary Shares,

so that the authorized share capital of the Company is US$50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of US$0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of US$0.0001 each, each with the rights, privileges, preferences and restrictions set out in the Amended M&A (as defined below).

RESOLUTION 3:

Resolution to be Voted Upon:

RESOLVED, AS A SPECIAL RESOLUTION, THAT, upon the approval of Resolutions 1 and 2, the existing amended and restated memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company, a copy of which is attached hereto as Appendix 1 (the “Amended M&A”) with immediate effect.

RESOLUTION 4:

Resolution to be Voted Upon:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT, with immediate effect:

(a) Mr. Guohua Zhang be removed as a director of the Company.

All shareholders of the Company at the close of business on November 27, 2024 are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,

Caravelle International Group

Jinyu Chang

Chairman of the Board of Directors

November 25, 2024

A form of proxy has been included with this Notice.

NOTES:

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Office Unit 1125, 11/F, Lee Garden One, 33 Hysan Ave, Causeway Bay, Hong Kong or send copies of the foregoing by email to trista.hang@htcoint.com, in each case marked for the attention of Caravelle International Group, not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is two or more shareholders of the Company which carry not less than one-half of all votes attaching to shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Appendix 1

Second Amended and Restated Memorandum and Articles of Association of Caravelle International Group

CARAVELLE INTERNATIONAL GROUP

(the "**Company**")

FORM OF PROXY FOR SHAREHOLDERS

I/WE ____

Please Print Name(s)

of ____

Please Print Address(es)

being (a) shareholder(s) of the Company with ____________ shares respectively hereby appoint

____ of ____

or failing him/her

____ of ____

or failing him/her the duly appointed chairperson of the meeting, to vote for me/us and on my/our behalf at the 2024 annual general meeting of the Company to be held remotely via https://web.lumiconnect.com/277786843 on January 3, 2025 at 10:00 am EST and at any adjournment of that meeting.

(Continued and to be signed on the reverse side)

1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CARAVELLE INTERNATIONAL GROUP

January 3, 2025

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiconnect.com/277786843 (password: caravelle2024) and be sure to have your control number available.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card are available at http://www.caravelleglobal.com

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

010325

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RESOLUTIONS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR the Resolutions.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CARAVELLE INTERNATIONAL GROUP

January 3, 2025

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card are available at http://www.caravelleglobal.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

010325

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RESOLUTIONS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR the Resolutions.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.